

Mail Stop 7010

February 5, 2007

via U.S. mail and facsimile

John A. Sorel
Senior Vice President - Finance and
  Chief Financial Officer
Minerals Technologies Inc.
405 Lexington Avenue
New York, New York 10174-0002

>   **RE: Minerals Technologies Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2005**
>   **Filed March 8, 2006**
>   **Forms 10-Q for the fiscal quarters ended April 2, 2006, July 2, 2006**
>   **and October 1, 2006**
>   **File No. 1-11430**

Dear Mr. Sorel:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738 or me at (202) 551-3355.

                                                Sincerely,

                                                Terence O'Brien
                                                Accounting Branch Chief